SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Activision Blizzard, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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Dear Activision Blizzard, Inc. Shareholders:

We urge you to vote AGAINST Items 1, 2, and 3, which would approve the proposed merger between Activision Blizzard Inc. (Activision) and Microsoft Corporation, at Activision’s special meeting on April 28, 2022, for two reasons:

1.      This transaction fails to properly value Activision and its future earnings potential, in significant part because it ignores the role that the sexual harassment crisis—and the Activision board’s incompetent handling of it—has played in delaying product releases and depressing the share price.

2.      We are skeptical that any transaction with Microsoft (or a similar acquirer) would be viable, given the shift in the climate of anti-trust enforcement, as well as evident sources of potential harms to competition stemming from the merger.

Activision shareholders would be better served by replacing the incumbent board with directors that would allow the company to assume its real potential, including actively engaging with and empowering Activision Blizzard employees in their effort to rebuild the corporate culture and restore the company’s reputation.

The SOC Investment Group, formerly known as CtW Investment Group, works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Activision Blizzard shareholders.

Microsoft’s Offer Fails to Properly Value Activision

In the proxy statement for the special meeting, Activision presents two main financial arguments in favor of the proposed merger. First, the proxy statement notes that the $95 offer price represents a significant premium to the trading price of Activision shares immediately prior to the deal announcement, as well as a premium to the average trading price over the previous several months. Second, Activision’s financial advisor Allen & Company (Allen & Co.) performed a set of analytic exercises in the course of rendering its opinion that the consideration offered to Activision shareholders is fair. Shareholders should not find either of these arguments to be persuasive.

First, the premium analysis is flawed by its failure to consider Activision’s share price performance during the first half of 2021. During the first half of last year, Activision traded at an average price of $94.37. Moreover, Activision’s high closing price was $103.81, more than 9% greater than Microsoft’s offered consideration. That Microsoft’s $95 a share offer seemed to provide an ample premium by January 2022 was entirely a result of events in the second half of 2021, and in particular to the July revelation of widespread sexual harassment and a “frat-house” culture at the company. As Figure 1 illustrates, since June 30, 2021, there have been three episodes when the Activision share price dropped sharply over a matter of days, which together account for essentially the entire cumulative decline from late July 2021 to the announcement of the proposed merger on January 18, 2022.

We note that the first of these drops (roughly 11%) followed immediately upon the announcement by the California Department of Fair Employment and Housing (DFEH) that it was filing suit against Activision, and the disclosure of multiple, disturbing reports of systemic sexual harassment at the company stretching over several years. The second drop (12.2%), as the proxy statement acknowledges, followed the third quarter earnings call on November 2, during which Activision executives attributed disappointing sales performance to project delays at the Blizzard segment of the company, to which the California DFEH attributed many of the allegations reported in its complaint, and which saw considerable turnover as the sexual harassment crisis at Activision has unfolded. The final drop (12.8%) started on November 16, the day the Wall Street Journal published a report that documented CEO Robert Kotick’s alleged knowledge of pervasive harassment at the company, efforts to forestall disciplinary consequences for executives alleged to have harassed employees, and threats directed toward subordinates. The article further alleged that Mr. Kotick failed to keep the board informed concerning the number and severity of harassment allegations, which the board has denied.1

The second source of support for the transaction that Activision presents, the financial analysis performed by Allen & Co. in the course of providing a fairness opinion, suffers from even greater flaws. Allen & Co. performed three exercises to establish a reasonable range of values for Activision: a consideration of the EV/Adj. EBITDA multiples at which comparable companies trade, the multiples at which earlier transactions involving video game companies took place, and a discounted cash flow analysis of the forecast future revenue and earnings provided by Activision management. We note that the discounted cash flow analysis identifies a range of per share valuations from $84.73 - $123.87, the mid-point of which is $104.30, well above Microsoft’s offered consideration of $95 a share, and near the

1 Good, Owen S. “Activision’s Kotick knew of rape allegations, kept them quiet, new report says.” Polygon, 16 November 2021, https://www.polygon.com/22785524/blizzard-activision-lawsuit-bobby-kotick-wall-street-journal-report. Accessed 11 April 2022.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Activision Blizzard’s instructions.

2021 high closing price reported above. We further note that Allen & Co. arrived at this range of valuations using forecasts from January 2021 as instructed by the Activision board.

Moreover, while the comparable companies and precedent transaction analyses presented in the proxy statement ostensibly support a more positive view of the proposed transaction (i.e., both analyses identify a range of valuations with mid-points below $95 a share), closer consideration of the companies and transactions Allen & Co. chose to omit from its exercises results in a substantially different result. For instance, in its comparable companies exercise, Allen & Co. considered only three firms—Take Two, Electronic Arts (EA), and Ubisoft—whose projected average EV/Adj. EBTIDA multiples for 2022 and 2023 were 15.3x, and 13x, respectively. However, simply by adding Roblox—a video game producer whose market capitalization sits between those of EA and Take Two—the average multiple for each year increases to 23.1x and 18.8x, for 2022 and 2023, respectively. At those revised multiples, the comparable public companies analysis yields an average expected share prices of $96.70 and $97.85. We note that if either of the first two sets of financial forecasts that Activision shared with Allen & Co. (the “Long Range Plan” from November 2021 and the December 2021 forecast), the expected share price would be even higher, as shown in Table 1:

Table 1: Activision Share Prices Implied by Comparable Companies Analysis
	Avg. 2022 EV/Adj.	Avg. 2023 EV/Adj.	Avg. 2022 EV/Adj.	Avg. 2023 EV/Adj.
	EBITDA (ex. Roblox)	EBITDA (ex. Roblox)	EBITDA (All)	EBITDA (All)
LRP	$84.94	$72.26	$106.61	$108.64
December	$64.07	$64.78	$101.09	$97.78
January	$61.16	$64.83	$96.70	$97.85

Reversing unexplained omissions also leads to substantial revisions of Allen & Co.’s precedent transaction analysis. Allen & Co. considered 11 transactions involving video game studios that were announced between October 2013 and January 2022. After considering the range of multiples at which these transactions took place, Allen & Co. initially identified a range of deal multiples from 5.6x to 29.9x, but then selected a narrower range between 14x and 20x. From this narrower range, Allen & Co. calculated a range of expected share prices from $72.40 to $99.49, with a midpoint of $85.95.

However, the transactions Allen & Co. considered all took place either before November 2017 or after August 2020. No transactions between these dates were considered, though S&P Capital IQ’s database identifies 550 transactions in the relevant sector (“Interactive Home Entertainment”), and reports EV/EBITDA multiples for 28, with an average multiple of 19.6x. We note further that the transactions from August 2020 on took place at much higher multiples (18.1x to 57x) than those closed prior to November 2017 (6.8x to 12.5x). The average multiple for the more recent set of transactions is 20.4x, which strongly suggests that since 2017, multiples for the acquisition of companies in the video gaming space have increased significantly from where they had been a decade earlier. It is unclear why these older transactions were included in Allen & Co.’s analysis, but not those from 2017-2020. Using the average multiple for precedent transactions from December 2017 on, applied to Activision’s reported 2021 Adj. EBTIDA yields an implied share price of $106. Even using the forecast 2021 Adj. EBITDA that Activision shared with Allen & Co. in January 2022 yields an implied share price of $101.44, well above Microsoft’s $95 per share offer.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Activision Blizzard’s instructions.

Neither the premium offered to Activision shareholders, nor the financial analysis performed by the company’s financial advisor support the proposed merger with Microsoft. Instead, when properly considering the context of the sexual harassment crisis at Activision and taking into account relevant but omitted data (i.e., including Roblox as a comparable company and transactions from 2017 - 2020), it is clear that Activision is currently worth more that Microsoft’s $95 a share offer. When a board of directors unanimously approves an evidently undervalued transaction, shareholders justifiably seek to understand the board’s process in considering the transaction, and more generally if the board in question has demonstrated its effectiveness and accountability to shareholders. As we will now demonstrate, Activision’s board of directors comes up well short on both scores.

The Unreasonable Ineffectiveness of Activision’s Board

Activision’s board of directors does not appear to be an effective steward of shareholders’ investment. As the lawsuit filed by the California DFEH has revealed, widespread sexual harassment had characterized Activision’s workplaces for years, and produced multiple complaints, without the board recognizing any red flags. Moreover, following the revelation of Activision’s “frat-house” culture, and investigations by multiple federal agencies, the board remained silent. Even worse, following the November 2021 report in The Wall Street Journal, the board failed to hold senior executives accountable, and instead announced the creation of a Workplace Responsibility Committee comprised of its two women directors. We are still waiting for a board report to show the committee is fulfilling the purpose implied by its name.

The board’s passivity and deference to the CEO seems consistent with its general lack of independence. Activision’s nine directors include four that have over 18 years of service. One of these directors, Chairman Robert Kelly, is a former Activision executive who has worked with Mr. Kotick in various roles since 1991 and joined the board in 1995. Robert Morgado has been on the board since 1997 and serves as Lead Independent Director, Chair of the Compensation Committee, and Chair of the Nominating and Governance Committee. This represents an unusual concentration of leadership roles, particularly in a director who is both over tenured and a former company employee. Other potential conflicts of interest on the board concern director Hendrik Hartong III, who is also a former Activision employee, and director Reveta Bowers, who is Interim CEO and was previously Administrator and Head of School at the Center for Early Education, where Mr. Kotick is a member of the board of trustees. Other directors, including Casey Wasserman, serve on boards alongside Mr. Kotick: both are trustees of the LA County Museum of Art. Given the multiplicity of employment and personal connections between Mr. Kotick and the board that is supposed to be overseeing him makes its failure to hold him accountable for his actions unsurprising.

But in overseeing the merger negotiations, the Activision board went above and beyond in its fecklessness. The board approved the Microsoft merger proposal without taking such standard steps as forming a special committee of independent directors to vet the proposal, or having the independent directors meet without management present to approve the merger. Worse still, the board accepted an abbreviated process by agreeing to allow management to negotiate exclusively with Microsoft for 30 days in late December and early January despite the interest of other bidders. Finally, the board allowed the inclusion of a coercive “naked no Vote” termination fee of $2.7 billion (3% of deal value), a clear indication that the board failed to prioritize shareholder accountability.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Activision Blizzard’s instructions.

The Changing Anti-Trust Landscape and Activision’s Future

Beyond the inadequate consideration and flawed process, the Microsoft merger proposal risks being caught up in the shifting climate on anti-trust enforcement. Since January 2021, President Biden has identified industrial concentration, anti-competitive practices, and monopolization as key challenges facing the US economy, and has issued an executive order instructing all agencies to identify ways in which they can address and reduce market power.

Additionally, there has been broad bipartisan support both for investigations into and legislation concerning the concentration of important business lines in a small number of technology companies, including Microsoft. Given that Microsoft both operates video game studios and maintains a dominant gaming platform, it is plausible that regulators will identify anti-competitive effects stemming from this merger and attempt to block it. Moreover, it is far from clear that any other purchaser—particularly another strategic acquirer like Microsoft—would be able to structure a deal that passes muster with the anti-trust authorities. The fact that Activision’s shares continue to trade at a substantial discount to the $95 offer suggests that the market shares our skepticism.

Activision Needs to Start Constructively Engaging and Empowering Its Workforce, the Source of Its Creative Potential

Consequently, we do not believe that Activision shareholders should be looking to a transaction to rebuild the value lost by Activision management’s failure to ensure workplace safety and equity and by the board’s failure to respond constructively to the burgeoning crisis. But we also observe that at least since last July, Activision employees have courageously demanded that harassment and retaliation at the company end and that they have a decisive role in reshaping the corporate culture going forward. We believe that only by constructively engaging with its workforce—the one asset that Activision cannot sell but without which the company cannot operate—can the company begin a genuine turnaround and restore investors’ confidence in its reputation and operations.

We urge you to join us in rejecting the Microsoft merger proposal and electing a new, competent, and dedicated board of directors at Activision Blizzard’s next annual meeting. Please contact our Research Director, Richard Clayton at rclayton@socinvestmentgroup.com if you have any questions.

Regards,

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Activision Blizzard’s instructions.